March 23, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Larry G. Brady
Senior Vice President, Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035

RE:  	The Greenbrier Companies, Inc. (the "Company")
      Form 10-K For the Year Ended August 31, 2004
      File No. 001-13146

Dear Mr. Brady:

We have reviewed your response letter dated March 3, 2005 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.
After our review of your supplemental replies, we may have further comments. Please respond within fifteen (15) business days
Form 10-K For the Fiscal Year Ended August 31, 2004

Note 2- Significant Accounting Policies

Inventories, page 24

1. Refer to your response to our prior comment 8. We note that you will disclose the excess or obsolete inventory valuation allowance in future filings. We assume that you intend to provide a schedule of activity in the reserve for each period for which an income statement has been provided as contemplated by Rule 5-04 of Regulation S-X. Please confirm, supplementally.

Maintenance Obligations, page 27

2. Refer to your response to our prior comment 11. We note, from your response, that you enter into maintenance agreements under which you contract to provide only the maintenance and repair of a group of railcars. These contracts appear to be subject to the guidance set forth in FTB90-1. If true, please further clarify whether and how your accounting complies with this guidance. Alternatively, supplementally describe and support any accounting differences. Your response should be detailed and specific.

3. In your response to comment #12 you state that your warranty reserve did not increase in correlation with sales, due to a change in your product mix. Due to the significant increase in sales, it seems that there would have to be a significant change in your product mix, to warrant little or no change in your reserves.
Such a
significant change in your product mix should be discussed extensively in your MD&A disclosures. Therefore, please expand your
MD&A disclosures to address this change and its effect on your financial statements. Additionally, please provide us with details showing the change in the product mix, for each of the fiscal years presented, and its effect on warranty reserves. The detail should provide us with an understanding of how much you accrue for each type of units and the change in your production units from year to year.
Also please describe the duration and significant terms of your warranties.

   You may contact Juan Migone at (202) 942-1771 or Margery Reich, at
(202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 942-1995 with any other questions.

								Sincerely,


								David R. Humphrey
      Branch Chief-Accountant


Via facsimile:  Larry G. Brady
		(503) 684-7553
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Larry G. Brady
The Greenbrier Companies, Inc.
March 23, 2005
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